UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

REWARDS NETWORK INC.

(Name of Subject Company (issuer))

EGI ACQUISITION, L.L.C.

a wholly owned subsidiary of

EGI ACQUISITION PARENT, L.L.C.

(Names of Filing Persons (offerors))

KMJZ Investments, L.L.C.

Chai Trust Company, LLC

(Names of Filing Persons (other person(s)))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

893767103

(CUSIP Number of Class of Securities)

Jonathan D. Wasserman, Esq.

EGI Acquisition Parent, L.L.C.

Two North Riverside Plaza, Suite 600

Chicago, Illinois 60606

(312) 454-1800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Peter C. Krupp

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$104,251,276.25	$7,433.12

*                   Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Rewards Network Inc., a Delaware corporation, other than Shares owned by EGI Acquisition, L.L.C. (“Purchaser”) and EGI Acquisition Parent, L.L.C. (“Parent”), at a purchase price of $13.75 per Share, net to the seller in cash. As of November 5, 2010, there were 8,815,599 Shares outstanding, of which 1,254,901 Shares are owned by Parent and Purchaser. As a result, this calculation assumes the purchase of 7,560,698 Shares.  The transaction value also includes the offer price of $13.75 multiplied by 21,213, the estimated number of options to purchase Shares that are currently outstanding and exercisable for Shares with exercise prices of less than $13.75.

**            The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 2 for fiscal year 2011 issued by the Securities Exchange Commission on September 29, 2010.  Such fee equals 0.0000713% of the transaction value.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 7,433.12	Filing Party: EGI Acquisition Parent, L.L.C.
Form or Registration No.: Schedule TO-T	Date Filed: November 8, 2010

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) filed by EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), and EGI Acquisition, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of Parent (“Purchaser”).  Parent is controlled by KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”), as Parent’s non-member manager.  KMJZ is controlled by Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”), by virtue of Chai Trust being the trustee of each of the various trusts established for the benefit of members of the family of Samuel Zell that directly own KMJZ.  The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Rewards Network Inc., a Delaware corporation (“Rewards”), other than Shares owned by Parent and Purchaser, at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 4 without definition have the meaning ascribed to such terms in the Schedule TO.

The following amendments and supplements to the Items of the Schedule TO are hereby made.

Items 1 through 9, 11, 12 and 13.

1.                                       Items 1, 4, 11 and 13 of the Schedule TO are hereby amended and supplemented by adding the following:

On December 6, 2010, Purchaser announced that it had extended the expiration of the Offer to 12:00 midnight, New York City time, on Monday, December 13, 2010.

2.                                       The section entitled “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” beginning on page 19 of the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such section:

Report of Conway MacKenzie, Inc. on the Orderly Liquidation Appraisal of Rewards

At the request, and on behalf, of the lenders party to the Debt Financing, EGI obtained a third-party appraisal of the orderly liquidation value of Rewards (the “Orderly Liquidation Appraisal”). The lenders party to the Debt Financing requested the Orderly Liquidation Appraisal in order to confirm that the orderly liquidation value of Rewards, as of September 30, 2010 (the “Valuation Date”), was not less than 40% of the gross book value of the “dining credit portfolio” of Rewards.  EGI engaged Conway MacKenzie, Inc. (“CM”) to provide the Orderly Liquidation Appraisal and CM provided a report containing the Orderly Liquidation Appraisal on November 5, 2010 (the “CM Report”).  The CM Report was not obtained until after the execution of the Merger Agreement, was not reviewed or considered by the Offeror Group in its analysis of Rewards, the transaction, the structure of the transaction, the consideration to be paid in the transaction, the fairness of the consideration or the fairness of the transaction to holders of Shares unaffiliated with Rewards.  CM did not prepare the CM Report for the purpose of recommending a fair or appropriate offer price for the Shares.

The full text of the CM Report, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by CM in connection with the CM Report, is filed as Exhibit (c)(1) to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference.  Portions of the CM Report and exhibits thereto have been omitted pursuant to a request for confidential treatment filed with the SEC. The omissions have been indicated by asterisks (“*****”), and the omitted text has been filed separately with the SEC.  The description of the CM Report set forth herein is qualified in its entirety by reference to the CM Report.

Neither the Orderly Liquidation Appraisal nor the CM Report are to be construed as a fairness opinion as to the fairness of an actual or proposed transaction, a solvency opinion or an investment recommendation, but instead, are the expression of CM’s determination of the liquidation value of Rewards as of the Valuation Date.  For various reasons, the price at which Rewards might be sold in a specific transaction between specific parties on a specific date might be significantly different from the liquidation value expressed in the CM Report.  Accordingly, the analysis performed by CM does not constitute, and should not be viewed as, a recommendation with respect to any matter pertaining to the Offer, including whether any holder of Shares should tender Shares in the Offer or take any other action in connection with the Offer or the Merger.

CM’s Findings.  The Orderly Liquidation Appraisal contained in the CM Report indicated that the gross proceeds from an orderly liquidation of Rewards on the Valuation Date was in the range of $57.3 million to $69.5 million, which is approximately 76% to 92% of $75.3 million, the gross book value of the “dining credit portfolio” of Rewards as of such date.  Such orderly liquidation value equates to approximately $6.50 to $7.88 per Share, based on 8,815,599 Shares issued and outstanding as of the date of the Offer to Purchase, as compared to the Offer Price of $13.75 per Share. For purposes of the CM Report, CM defined “orderly liquidation value” as the price at which asset or assets are sold or converted to cash over a reasonable period of time to maximize proceeds received. CM’s analysis was based on certain assumptions and estimates with regard to Rewards’ prospective performance, the general industry and economic environment, financial considerations, and expected customer reactions.  CM’s analysis, among other things (i) assumed that as of the Valuation Date, Rewards and its assets would cease to operate as configured as a going concern; (ii) was based on the past and present financial condition of Rewards and its assets as of the Valuation Date; (iii) assumed that Rewards had no undisclosed real or contingent assets or liabilities, no unusual obligations or substantial commitments, other than in the ordinary course of business, and had no litigation pending or threatened that would have a material effect on CM’s analysis; and (iv) assumed that all information furnished by Rewards is complete, accurate and reflects Rewards’ managements’ good faith efforts to describe the status and prospects of Rewards at the Valuation Date from an operating and a financial point of view.

CM’s Primary Bases of Information.  The principal sources of information used in performing CM’s analysis including the following, among other data deemed pertinent by CM:

•                  certain publicly available historical business and financial information relating to Rewards filed with the SEC and listed on Rewards’ website at www.rewardsnetwork.com;

•                  certain reports of the Audit Committee of the Board of Directors of Rewards and other financial materials prepared for the Board of Directors of Rewards;

•                  previous Rewards net orderly liquidation scenarios;

•                  the Rewards Projections;

•                  historical vintage reports;

•                  certain other internal historical financial information of Rewards made available by Rewards;

•                  Rewards’ Dining Credits Program Agreement and other contracts made available to CM by Rewards;

•                  documents relating to Rewards’ company headcount and compensation;

•                  market research reports prepared by the National Restaurant Association, IBISWorld, and Barrington Research; and

•                  United States Congressional Budget Office Economic Outlook Report, dated September 28, 2010.

Procedures Utilized by CM.  In general, CM utilized the following procedures when performing its analysis:

•                  analysis of conditions in, and the economic outlook for, the restaurant industry;

•                  analysis of the general economic outlook as of the Valuation Date;

•                  interviews of certain senior officers of Rewards concerning the history, current state, and future operations of Rewards in the event of a liquidation;

•                  analysis of Rewards’ historical operating and financial results;

•                  analysis of three orderly liquidation scenarios including sales, expenses, profitability and capital expenditures based on Rewards’ historical operating results, industry expectations and management representations, which formed the basis for the discounted cash flow analyses conducted by CM; and

•                  analysis of other facts and data considered pertinent to the valuation to arrive at CM’s conclusion of the orderly liquidation value of Rewards.

Valuation Methods Used by CM.  CM arrived at an indication of value after contemplating three commonly-accepted valuation methodologies referred to as the Market Approach, Cost Approach and Income Approach.  All three valuation methods considered in CM’s calculation of the orderly liquidation value of Rewards and the applicability of each method to CM’s valuation are discussed below.

The Market Approach.  The Market Approach is a general way of determining a value indication of a business, business ownership interest or security by using one or more methods that compare the subject to similar businesses, business ownership interests, or securities that have been sold.  Specifically, the Market Approach attempts to compare the subject company to guideline companies in the same or similar lines of business that either have (1) securities that are publicly traded; or (2) involvement in a transaction.  CM considered, but did not employ either form of the Market Approach due to the absence of comparable guideline public companies undergoing liquidation and the lack of recent and relevant guideline transactions in the customer rewards and loyalty industry.

The Cost Approach.  The Cost Approach assesses value based upon the principles of substitution and price equilibrium.  The economic value calculated using this approach is viewed as the expected costs to acquire an equally desirable substitute of the subject assets and is based on the premise that no party involved in an arm’s-length transaction would be willing to pay more to use the property than the cost to replace the asset. CM considered, but did not employ the Cost Approach, due to the absence of reasonably similar substitute assets in the marketplace.

The Income Approach.  The Income Approach is a general way of determining a value indication of a business, business ownership interest or security by using one or more methods through which anticipated benefits are converted into value through the employment of a capitalization or discount rate. CM used the discounted cash flow method in the Income Approach, which estimates the value of a company based on expected future benefits discounted to present value at a rate of return that weights expected returns with inherent business risk, to calculate the orderly liquidation value of Rewards.

Under the premise of an orderly liquidation, CM performed a discounted cash flow analysis to calculate the estimated present value of projected net cash flows over a twelve-month projection period, from October 2010 through September 2011.  CM determined the orderly liquidation period of twelve months based on the premise that the orderly liquidation would cease when the costs of generating additional dining credits and marketing services revenues would exceed the cash flow benefits derived therefrom.  CM used a discount rate of 4.59%, which is similar to Rewards’ borrowing rate, as the net proceeds from an orderly liquidation would be first applied to repay outstanding debt incurred in the contemplated transaction.  CM assumed that an orderly liquidation would raise the potential risk of merchant breaches of Rewards’ contracts and, to account for such risk, factored into the analysis breach rates at high, moderate and non-breach levels.  CM’s analysis indicated the following orderly liquidation values of Rewards:

Scenario	Orderly Liquidation Value
(in millions)
No Contract Breach
Gross Proceeds	$69.5
Discounted Proceeds	$68.3

Moderate Contract Breach
Gross Proceeds	$60.4
Discounted Proceeds	$59.6

Significant Contract Breach
Gross Proceeds	$57.3
Discounted Proceeds	$56.5

Miscellaneous.

EGI selected CM to provide the Orderly Liquidation Appraisal based on CM’s qualifications, experience and reputation.  CM is a nationally recognized financial services firm that is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, restructurings and similar corporate finance transactions.

Under the terms of CM’s engagement to provide the Orderly Liquidation Appraisal, EGI estimates it will pay CM approximately $32,000 in professional fees.  In addition, EGI agreed to reimburse CM for its out-of-pocket expenses in connection with the engagement.

A copy of the CM Report, as filed with the SEC, will be made available for inspection and copying at the principal executive offices of EGI during its regular business hours at Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606 by any interested holder of Shares or representative who has been so designated in writing.

3.                                       The eleventh bullet point and corresponding sub-bullet points in the third paragraph of the section entitled “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” beginning on page 19 of the Offer to Purchase are hereby deleted.

4.                                       The fourth paragraph of the section entitled “Special Factors—Section 6. Effects of the Offer,” beginning on page 23 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

As a result of the Offer, the direct and indirect interest of Parent in Rewards’ net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. If the Offer is completed, following consummation of the Merger, Parent’s indirect interest in such items will increase to 100%, and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by Rewards’ operations and any future increase in Rewards’ value. Similarly, Parent will also bear the risk of losses generated by Rewards’ operations and any decrease in the value of Rewards after the Merger. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of Rewards after the Merger and will not have any right to vote on corporate matters.  Similarly, former stockholders will not face the risk of losses generated by Rewards’ operations or decline in the value of Rewards after the Merger. Upon completion of the Merger, Parent, Purchaser and KMJZ’s beneficial interest in Rewards net book value and net earnings would increase from approximately 14.2% as of the date hereof to 100%.  Based on Reward’s net book value as of September 30, 2010, this increase would result in Parent, Purchaser and KMJZ’s beneficial interest in Rewards’ net book value increasing from approximately $12.8 million to approximately $90.0 million. Assuming this increase in Rewards’ net earnings had been effective for the year ended December 31, 2009 and the nine months ended September 30, 2010, this increase would have resulted in Parent, Purchaser and KMJZ’s beneficial interest in Rewards’ net earnings for year ended December 31, 2009 and the nine months ended September 30, 2010 increasing from approximately $0.8 million to approximately $5.3 million and from approximately $0.6 million to approximately $4.1 million, respectively. Upon completion of the Merger, Chai Trust’s beneficial interest in Rewards net book value and net earnings would increase from approximately 26.4% as of the date hereof to 100%.  Based on Reward’s net book value as of September 30, 2010, this increase would result in Chai Trust’s beneficial interest in Rewards’ net book value increasing from approximately $23.7 million to approximately $90.0 million.  Assuming this increase in Rewards’ net earnings had been effective for the year ended December 31, 2009 and the nine months ended September 30, 2010, this increase would have resulted in Chai Trust’s beneficial interest in Rewards’ net earnings for year ended December 31, 2009 and the nine months ended September 30, 2010 increasing from approximately $1.4 million to approximately $5.3 million and from approximately $1.1 million to approximately $4.1 million, respectively.

5.                                       The second sentence in the first paragraph of the section entitled “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements—Merger Agreement,” on page 24 of the Offer to Purchase, is hereby deleted.

6.                                       Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Equity Group Investments, L.L.C., dated December 6, 2010.

(c)(1)	Report of Conway MacKenzie, dated November 5, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2010

EGI ACQUISITION, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President and Treasurer

EGI ACQUISITION PARENT, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President and Treasurer

KMJZ INVESTMENTS, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President and Treasurer

CHAI TRUST COMPANY, LLC

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated November 8, 2010.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Advertisement published in The New York Times on November 8, 2010.*

(a)(1)(vii)	Press Release issued by Rewards Network Inc. on October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

(a)(5)(A)

Complaint captioned Discovery Partners v. Ronald L. Blake, et. al., Case No. 10CH48639, filed in the Circuit Court of Cook County, Illinois, on November 10, 2010 (incorporated by reference to Exhibit (a)(9) to the Schedule 14D-9/A filed by Rewards Network Inc. on November 12, 2010).

(a)(5)(B)	Memorandum of Understanding, dated as of November 30, 2010 (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9/A filed by Rewards Network Inc. on November 30, 2010).

(a)(5)(C)	Press Release issued by Equity Group Investments, L.L.C., dated December 6, 2010.

(b)(1)

Equity Commitment Letter, dated October 28, 2010, among EGI Acquisition Parent, L.L.C., Kellie Zell Irrevocable Trust, Matthew Zell Irrevocable Trust and JoAnn Zell Gillis Irrevocable Trust (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed on October 28, 2010).

(b)(2)

Amended and Restated Commitment Letter, dated October 27, 2010, among EGI Acquisition, L.L.C., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, The PrivateBank and Trust Company and Bank Leumi (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed on October 28, 2010).

(b)(4)

Limited Guarantee, dated as of October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. in favor of Rewards Network Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

(c)(1)	Report of Conway MacKenzie, dated November 5, 2010.

(d)(1)	Agreement and Plan of Merger, dated as of October 28, 2010, by and among Rewards Network Inc., EGI Acquisition Parent, L.L.C. and EGI Acquisition, L.L.C. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

(d)(2)

Tender and Support Agreement, dated as of October 28, 2010, by and among EGI Acquisition Parent, L.L.C., EGI Acquisition, L.L.C., Rewards Network Inc., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C. and Samstock, L.L.C. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

*              Previously filed with the Schedule TO.